CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2016

NOTICE OF NO AUDITOR REVIEW

The accompanying unaudited condensed interim financial statements of Renaissance Oil Corp. have been prepared by and are the responsibility of the Company’s management.

In accordance with National Instrument 51-102, the Company discloses that its independent auditor has not performed a review of these condensed interim consolidated financial statements.

Renaissance Oil Corp.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

	Note	September 30, 2016	December 31, 2015

Assets
Current assets
Cash and cash equivalents		$2,888,399	$9,330,223
Restricted cash	5	119,761	28,130,053
Accounts receivable	6	3,293,104	407,288
Prepaid expenses		514,376	40,112
		6,815,640	37,907,676

Investment in associate	9	703,539	764,012
Equipment	8	27,125	4,097
Exploration and evaluation assets	7	1,370,016	-
Total assets		$8,916,320	$38,675,785

Liabilities
Current liabilities
Trade and other payables	10	$2,139,640	$883,330
Loan payable	11	-	27,613,580
		2,139,640	28,496,910
Equity
Share capital	12	16,579,367	16,579,367
Reserves	12	6,669,467	6,563,004
Cumulative translation adjustment		438,436	474,313
Deficit		(16,910,590)	(13,437,809)
Total equity		6,776,680	10,178,875
Total liabilities and equity		$8,916,320	$38,675,785

Nature of operations and going concern (Note 1)

Subsequent event (Note 5)

Approved by the Board of Directors:

“Craig Steinke”	Director

“Ian Telfer”	Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Renaissance Oil Corp.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

Three and nine months ended September 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2016	2015	2016	2015

Income
Revenue		$5,055,760	$-	$8,456,173	$-
Royalties		(3,993,824)	-	(6,603,179)	-
		1,061,936	-	1,852,994	-

Expenses
Operating		1,107,329	-	1,736,119	-
Resource property evaluation		-	557,878	1,450,132	1,739,014
General and administrative	13	242,029	265,805	1,071,997	862,453
Share-based compensation	12(c)	-	10,998	106,463	88,593
Depreciation		559	459	1,580	1,561
		(1,349,917)	(835,140)	(4,366,291)	(2,691,621)

Other Items
Equity loss on investment in associate	9	(11,680)	(31,437)	(60,473)	(91,034)
Finance income		9,439	17,041	39,113	44,150
Foreign exchange gain (loss)		(46,631)	(17,539)	(42,222)	(34,704)
Finance expense		-	-	(895,902)	-
		(48,872)	(31,935)	(959,484)	(81,588)

Net loss for the period		$(336,853)	$(867,075)	$(3,472,781)	$(2,773,209)

Other Comprehensive Income
Translation adjustment		35,828	-	(35,877)	-
Comprehensive loss for the period		$(301,025)	$(867,075)	$(3,508,658)	$(2,773,209)

Basic and diluted loss per common share for the period		$(0.00)	$(0.02)	$(0.02)	$(0.06)

Weighted average number of common shares outstanding – basic and diluted		159,781,469	47,153,469	159,781,469	47,153,469

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Renaissance Oil Corp.

Condensed Interim Consolidated Statements of Changes in Equity

Nine months ended September 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

		Common Shares			Cumulative translation		Total
	Note	Shares issued	Amount	Reserves	adjustment	Deficit	equity

At December 31, 2015		159,781,469	$16,579,367	$6,563,004	$474,313	$(13,437.809)	$10,178,875
Share-based compensation	12(c)	-	-	106,463	-	-	106,463
Net loss		-	-	-	-	(3,472,781)	(3,472,781)
Translation adjustment		-	-	-	(35,877)	-	(35,877)
At September 30, 2016		159,781,469	$16,579,367	$6,669,467	$438,436	$(16,910,590)	$6,776,680

		Common Shares			Cumulative translation		Total
	Note	Shares issued	Amount	Reserves	adjustment	Deficit	equity

At December 31, 2014		47,153,469	$8,793,371	$1,494,648	$-	$(5,193,029)	$5,094,990
Share-based compensation	12(c)	-	-	88,593	-	--	88,593
Net loss		-	-	-	-	(2,773,209)	(2,773,209)
At September 30, 2015		47,153,469	$8,793,371	$1,583,241	$-	$(7,966,238)	$2,410,374

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Renaissance Oil Corp.

Condensed Interim Consolidated Statements of Cash Flows

Nine months ended September 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

	Note	2016	2015

Operating activities
Net loss		$(3,472,781)	$(2,773,209)
Adjusted for:
Depreciation		1,580	1,561
Share-based compensation	12(c)	106,463	88,593
Amortization of financing costs	11	66,420	-
Loss on investment in associate	9	60,473	91,034
Changes in non-cash working capital items:
Accounts receivable		(3,072,692)	(201,703)
Prepaid expenses		(478,390)	(1,361)
Trade and other payables		1,429,783	(163,604)
Cash used in operating activities		(5,359,144)	(2,958,689)

Investing activities
Exploration and evaluation assets	7	(1,378,448)	-
Purchase of equipment	8	(24,766)	-
Cash used in investing activities		(1,403,214)	-

Financing activities
Repayment of loan payable		(25,974,000)	-
Cash used in financing activities		(25,974,000)	-

Effect of exchange rate changes on cash		(1,715,758)	-
Net decrease in cash and cash equivalents and restricted cash		(34,452,116)	(2,958,689)
Cash and cash equivalents and restricted cash, beginning of period		37,460,276	4,168,687
Cash and cash equivalents and restricted cash, end of period		$3,008,160	$1,209,998

Cash and cash equivalents and restricted cash is comprised of:
Cash		$448,649	$169,998
Term deposits		2,439,750	1,040,000
Restricted cash		119,761	-
		$3,008,160	$1,209,998

No interest or taxes were paid during the nine months ended September 30, 2016 or 2015.

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Renaissance Oil Corp.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Renaissance Oil Corp. (“Renaissance” or “Company”) was incorporated on June 9, 2010 under the Business Corporations Act (British Columbia). The Company is listed on the TSX Venture Exchange under the symbol “ROE”.

On September 3, 2014, R2 Energy Ltd. (“R2”) completed a reverse takeover (“RTO”) of San Antonio Ventures Inc. “San Antonio” whereby R2 shareholders were issued one post-consolidation common share of the continuing entity, Renaissance Oil Corp. (“Renaissance” or the “Company”) for every one R2 common share held immediately prior to the completion of the RTO and all convertible securities of R2 were exchanged for convertible securities of Renaissance on the same basis. A total of 4,741,250 common shares were issued pursuant to the RTO on the acquisition of San Antonio.

R2 was originally incorporated as Realm II Resources Ltd. in the province of Alberta on October 20, 2011 and changed its name to R2 Energy Ltd. on November 21, 2011. R2 began its operations in 2012.

The Company has two legal subsidiaries: 100% owned R2 and 100% owned Renaissance Oil Corp. S.A. de C.V., which was incorporated in Mexico on December 15, 2014.  In addition, the Company has a 40% interest in Montero Energy Corporation S.L, a private company incorporated in Spain on December 26, 2011.

The registered office of the Company is 2200-885 West Georgia Street, Vancouver, British Columbia and the Company’s head and production office is located at 3123-595 Burrard Street, Vancouver, British Columbia. The Company’s focus is the acquisition, exploration and development of oil and gas properties. The Company has generated $8,456,173 in revenues from operations and is currently looking to develop a diversified shale gas and shale oil land portfolio in Mexico, with its present principal focus being the investigation of gas and oil land prospects in Mexico.

These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company had a net loss of $3,472,781 and a comprehensive loss of $3,508,658 and negative cash flows from operations of $5,359,144 for the nine months ended September 30, 2016, and had an accumulated deficit of $16,910,590 as at September 30, 2016. The Company’s ability to continue as a going concern is dependent on management’s ability to identify additional sources of capital and to raise sufficient resources in order to fund on-going operating expenses and the Company’s future acquisition plans. Although management has been successful raising capital in the past, there is no assurance these initiatives will be successful in the future. These conditions indicate the existence of material uncertainties that may cast significant doubt regarding the applicability of the going concern assumption. These unaudited condensed interim consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. These adjustments could be material.

These unaudited condensed interim consolidated financial statements were authorized for issue by the Company’s Board of Directors on November 28, 2016.

2.

BASIS OF PRESENTATION

(a)

Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Renaissance Oil Corp.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

2.

BASIS OF PRESENTATION (continued)

(b)

Basis of Measurement

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value. In addition, these unaudited condensed interim consolidated financial statements have been prepared using the accrual basis of accounting.

(c)

Significant accounting judgments and estimates

Estimates and judgements are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Critical Judgments

Going Concern

The preparation of these unaudited condensed interim consolidated financial statements requires management to make judgments regarding the going concern assumption for the Company as discussed in Note 1.

Reverse Takeover

As disclosed in Note 1, San Antonio completed a RTO of R2 Energy in 2014. The RTO required management to make judgements regarding the accounting acquirer and accounting acquiree.

Investment in Associate

As disclosed in Note 9, the Company disposed of its controlling interest in Montero Energy Corporation S.L. (“Montero”). This disposition required management to make judgement regarding whether the Company retains significant influence in Montero.

Functional Currency

The functional currency of each of the Company’s entities is measured using the currency of the primary economic environment in which that entity operates. These unaudited condensed interim consolidated financial statements are presented in Canadian dollars and the functional currency of the Company is the Canadian dollar except for Renaissance Oil Corp. S.A. de C.V., which has a functional currency of United States dollars.

Impairment Indicators

The assessment of impairment indicators as required by IFRS 6 – Exploration for and evaluation of mineral resources and International Accounting Standard (“IAS”) 36 – Impairment of assets requires management to make judgements regarding the expected use of the claims underlying its exploration and evaluation assets.

Decommissioning costs

Decommissioning costs will be incurred by the Company at the end of the operating life of the Company’s facilities and properties. The ultimate decommissioning costs are uncertain and cost estimates can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques, experience at other production sites, and changes to the credit-adjusted risk-free discount rate. The expected timing and amount of expenditure can also change, for example, in response to changes in reserves or changes in laws and regulations or their interpretation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

Renaissance Oil Corp.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

2.

BASIS OF PRESENTATION (continued)

(c)

Significant accounting judgments and estimates (continued)

Business combinations

Business combinations are viewed from the acquirer’s perspective and it is assumed that one of the parties can be identified as the acquirer. The determination of the acquirer requires judgment as to which entity has obtained control or the power to govern the financial and operating policies of an entity or business so as to obtain benefits from its activities. A judgment is reached through a combination of quantitative and qualitative factors.

Key Sources of Estimation Uncertainty

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting our consolidated financial statements include:

Deferred Tax Assets & Liabilities

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of oil and gas reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected. The measurement of deferred income tax provision is subject to uncertainty associated with the timing of future events and changes in legislation, tax rates and interpretations by tax authorities.

Impairment

The estimate of the recoverable amounts of the Company’s long lived assets, including its investment in Montero and its exploration and evaluation assets requires estimates of the amounts and timing of future cash flows as well as the discount rate applicable to these cash flows. Changes in the amounts or timing of these cash flows would impact the recoverable amounts of the Company’s investment in Montero and its exploration and evaluation assets. The estimate of the recoverable amount of the Company’s investment in long lived assets, including its investment in Montero and its exploration and evaluation assets requires estimates of the amount and timing of future cash flows as well as the discount rate applicable to these cash flows. Changes in the amount or timing of these cash flows would impact the recoverable amounts of the Company’s investment in Montero and its exploration and evaluation assets. During the year ended December 31, 2015, the Company determined expenditures on further exploration and evaluation of mineral resources on the Fame Property was not budgeted nor planned in the foreseeable future and as such recognized an impairment of $434,619 in the consolidated statement of loss and comprehensive loss.

Share-based compensation

Management is required to make certain estimates when determining the fair value of stock option awards, and the number of awards that are expected to vest. These estimates affect the amount recognized as share-based compensation in the consolidated statement of loss and comprehensive loss. For the nine months ended September 30, 2016, the Company recognized $106,463 in share-based compensation expense (September 30, 2015: $88,593).

Revenue

Accruals for revenue, royalties and costs are prepared based on estimates when actual amounts are not yet known.  The estimates are revised to actuals in the following period.

Renaissance Oil Corp.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies used in the preparation of these unaudited condensed interim consolidated financial statements are described below:

(a)

Principles of consolidation

These unaudited condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, R2 and Renaissance Oil Corp. S.A. de C.V. As R2 was deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these unaudited condensed interim consolidated financial statements at their historical carrying value. San Antonio’s results of operations have been included from September 3, 2014.

All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

(b)

Cash and cash equivalents

Cash and cash equivalents includes deposits held with banks that are available on demand and highly liquid, short-term investments that are cashable on demand.

(c)

Restricted Cash

Cash and cash equivalents unavailable for use by the Company or its subsidiaries due to certain restrictions that may be in place are classified as restricted cash.

(d)

Equipment

Equipment is recorded at cost less accumulated depreciation. Depreciation begins when the asset is put into service and is calculated annually using the straight line method over 3 years. The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective asset. When assets are retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the balance, and any resulting gain or loss is reflected in the consolidated statement of loss and comprehensive loss.

(e)

Exploration and Evaluation Assets

Costs incurred before the Company has obtained the legal right to explore are expensed as incurred. Once the legal right to explore has been acquired, exploration and evaluation expenditures are charged to profit or loss as incurred, unless future economic benefit is expected to be realized. The Company capitalizes the costs of acquiring, maintaining its interest in, exploring and evaluating oil and gas and mineral properties until such time as the lease expires, it is abandoned, sold or considered impaired in value. Exploration and evaluation properties are not amortized during the exploration and evaluation stage. At each reporting date the carrying amounts of the Company’s exploration and evaluation assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. The exploration and evaluation phase of a particular project is completed when both the technical feasibility and commercial viability of extracting oil or gas are demonstrable for the project or there is no prospect of a positive outcome for the project. Exploration and evaluation assets with commercial reserves will be reclassified to development and production assets and the carrying amounts will be assessed for impairment and adjusted (if appropriate) to their estimated recoverable amounts.  If commercial reserves are not discovered or the project is abandoned, the exploration and evaluation asset is written off to exploration expenses in the consolidated statement of loss and comprehensive loss.

Renaissance Oil Corp.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)

Revenue recognition

Revenues from the sale of petroleum and natural gas are recorded when the significant risks and rewards of ownership have been transferred to the customer. This generally occurs when product is physically transferred into a third-party pipeline.

(g)

Decommissioning liabilities

The Company recognizes a decommissioning liability, with a corresponding increase to the carrying amount of the related Property, Plant and Equipment, in the period in which a reasonable estimate of the fair value can be made of the statutory, contractual, constructive or legal liabilities associated with the retirement and reclamation of the Company’s oil and gas properties, facilities and pipelines. The amount recognized is the estimated cost of decommissioning, discounted to its present value using the risk free rate. The estimates are reviewed periodically. Changes in the provision as a result of changes to the timing of expenditures, costs or risk free rates are dealt with prospectively by recording an adjustment to the provision and a corresponding adjustment to property, plant and equipment. The unwinding of the discount on the decommissioning provision is charged to the consolidated statement of loss and comprehensive loss. Actual costs incurred upon settlement of the obligations are charged against the provision to the extent of the liability recorded and the remaining balance of the actual costs is recorded in the consolidated statement of loss and comprehensive loss.

(h)

Financial Instruments

Financial instruments are classified into one of the following categories: fair-value-through-profit-and-loss, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. Financial instruments are measured in the consolidated statement of financial position at fair value, except for loans and receivables, held-to-maturity investments, and other financial liabilities, which are measured at amortized cost. Subsequent measurement of financial instruments measured at fair value is dependent upon initial classification as follows: (1) fair-value-through-profit-and-loss financial assets are measured at fair value with changes in fair value recognized in net income (loss); (2) available-for-sale financial instruments are measured at fair value with changes in fair value recognized in other comprehensive income until the instrument is derecognized or impaired.

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, trade and other payables and loan payable. Cash and cash equivalents, restricted cash, and accounts receivable are classified as loans and receivables. Trade and other payables and loan payable are classified as other financial liabilities.

(i)

Loss per Share

Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding share options and warrants, in the weighted average number of common shares outstanding during the period, if dilutive. For this purpose, the “treasury stock method” is used which assumes proceeds upon the exercise of share options and warrants are used to purchase common shares at the average market price during the period.

(j)

Income Taxes

Income tax expense is comprised of current and deferred tax. Current tax and deferred tax are recognized in net  income or loss  except  to  the  extent  that  it  relates  to  a  business  combination  or  items  recognized  directly  in equity or in other comprehensive income or loss. Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years.  Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Renaissance Oil Corp.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)

Income Taxes (continued)

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss. Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the  deferred  tax  asset  can  be  utilized. At  the  end  of  each  reporting  period  the  Company  reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the  extent  that  it  has  become  probable  that  future  taxable  profit  will  allow  the  deferred  tax  asset  to  be recovered.

(k)

Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity. The Company issues equity-settled stock options to its employees, directors and consultants and follows the fair value method of accounting. A Black-Scholes option-pricing model is used to determine the fair value of the award at the time the options are granted. The related expense is charged to the consolidated statement of loss and comprehensive loss with a corresponding increase in equity as equity reserves over the vesting term. Consideration received on the exercise of an option is credited to share capital, along with the related share-based compensation previously recognized in equity reserves.

(l)

Foreign Exchange

The consolidated financial statements are presented in Canadian dollars, which is currently the Company’s reporting currency. Transactions denominated in foreign currencies are translated at the exchange rate prevailing on the transaction date. At each period end, monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate prevailing at the period end date. All differences are recognized in net earnings. Non-monetary assets, liabilities and transactions denominated in a foreign currency and measured at historical cost are translated at the exchange rate in effect at the transaction date. Non-monetary items measured at fair value are translated using the exchange rates at the date when the fair value was determined. For the purpose of consolidation, assets and liabilities of foreign subsidiaries are translated from their functional currency to Canadian dollars using the exchange rate prevailing at the period end date. The consolidated statements of loss and comprehensive loss and cash flows are translated using the average exchange rates for the period. Foreign exchange differences resulting from such transactions are recorded in equity as cumulative translation adjustment.

(m)

Investments in Associates

When the Company determines that it has significant influence over an investment, the investment is accounted for using the equity method. Under the equity method, the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Company’s pro rata share of post-acquisition earnings or loss of the investee.

The amount of the adjustment is included in the determination of net earnings (loss) and the investment account is also increased or decreased to reflect the Company’s share of capital transactions. Profit distributions received or receivable from an investee reduce the carrying value of the investment.

The Company periodically assesses its investments to determine whether there is any indication of impairment. When there is an indication of impairment, the Company tests the carrying amount of the investment to ensure it does not exceed the higher of the present value of cash flows expected to be generated (value in use) and the amount that could be realized by selling the investment (fair value less cost to sell). When a reduction to the carrying amount of an investment is required after applying the impairment test, an impairment loss is recognized equal to the amount of the reduction.

Renaissance Oil Corp.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)

Adoption of New Accounting Standards and Amendments

Amendments

In addition, the IASB issued amendments to the following standards in May 2014: IFRS 11 – Accounting for acquisitions of interests in joint operations, IAS 16 – Property, plant and equipment, and IAS 38 – Clarification of acceptable methods of depreciation and amortization amendments. These amendments are effective for financial periods beginning on or after January 1, 2016. The Company adopted these standards as of January 1, 2016, and determined their impact not to be significant.

(o)

Future Accounting Standards and Amendments not yet effective

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which will be effective for annual periods commencing on or after January 1, 2018. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Revenue

The IASB issued IFRS 15 "Revenue from Contracts with Customers", which replaces IAS 18 "Revenue", IAS 11 "Construction Contracts", and related interpretations. The standard is required to be adopted either retrospectively or using a modified transition approach for fiscal years beginning on or after January 1, 2018, with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Leases

In January 2016, the IASB issued IFRS 16 "Leases", which replaces IAS 17 Leases. IFRS 16 applies to lessees, requiring the recognition of assets and liabilities for most leases and eliminates the distinction between operating and financing leases. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been applied. The Company will assess the effect of this future pronouncement on its consolidated financial statements.

4.

BUSINESS COMBINATION

In December 2015, the Company was awarded three petroleum blocks, Mundo Nuevo, Topen, and Malva during Mexico’s mature field auction.  On May 10, 2016, the Company executed the licences for the three blocks “the Acquisition”.  The results of the blocks have been included in the consolidated financial statements since May 10, 2016 and have contributed oil and gas sales, net of royalties, of $1,852,994, and operating expenses of $1,736,119 for the period from May 10, 2016 to September 30, 2016.  If the Acquisition had occurred on January 1, 2016, the Company’s total increase in oil and gas sales, net of royalties, related to the acquisition would have been approximately $3.5 million, and an increase in operating expenses related to the acquisition would have been approximately $3.3 million for the period ended September 30, 2016.

No consideration was paid when the blocks were awarded or when the respective licenses were executed.  Net assets acquired were also assigned a fair value of $nil as the royalty rate and operating expenses are considered equal to the fair value of the net assets acquired.

As of the date of these unaudited condensed interim consolidated financial statements, the determination of fair value of assets and liabilities acquired is based on preliminary estimates and has not been finalized. The Company is currently in the process of determining the fair values of the net assets acquired, assessing and measuring the associated deferred income tax assets and liabilities, potential negative goodwill on the, as the reserves are yet to be confirmed by the Company’s own qualified reserves evaluators, in accordance to COGEH and NI 51-101.  The actual fair values of the assets and liabilities may differ materially from the amounts disclosed in the preliminary fair value and are subject to change.

Renaissance Oil Corp.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

5.

RESTRICTED CASH

On November 19, 2015, the Company entered into a credit agreement with Sprott Resource Lending Partnership, pursuant to which the Company was provided with a US$20,000,000 senior secured term loan facility which beared interest at a rate of 6.0% per annum (the "Facility"). In consideration for the structuring and syndication of the Facility, the Company issued an aggregate of 738,000 common shares. The Facility was fully repaid on maturity on May 31, 2016.

Restricted cash of $119,761 is comprised of $85,261 (US$65,000) held in deposits to satisfy an issued standby letter of credit and $34,500 relating to credit card collateral.  The standby letter of credit was released subsequent to September 30, 2016.

6.

ACCOUNTS RECEIVABLE

	Balance September 30, 2016	Balance December 31, 2015

Trade sales receivable	$3,268,614	$1,680
Input tax credits	6,030	396,286
Interest receivable	18,460	9,322
Total accounts receivable	$3,293,104	$407,288

7.

EXPLORATION AND EVALUATION

Mexico Properties

On May 10, 2016, the Company executed twenty five year license contracts with the Comisión Nacional de Hidrocarburos (the "CNH") for the Mundo Nuevo, Topén and Malva blocks, located in Chiapas, Mexico which were awarded to the Company in the December 2015 "mature fields" auction. During the nine months ended September 30, 2016, the Company completed a ninety day transition period where the operations of these permits, collectively producing approximately 700 Bbls/day, were transferred from Petróleos Mexicanos to the Company.  The Company began capitalizing costs directly related to the licenced blocks to exploration and evaluation assets as of May 10, 2016

On August 24, 2016, the Company executed a twenty five year license contract with the CNH for the Pontón Block, located in the state of Veracruz, Mexico.  The Company began capitalizing costs directly related to the licenced block to exploration and evaluation assets as of August 24, 2016.

As of September 30, 2016, the Company had capitalized $1,370,016.

Renaissance Oil Corp.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

8.

EQUIPMENT

Cost	Computer equipment	Office equipment	Total
Balance, December 31, 2015	$11,315	$742	$12,057
Additions	3,133	21,475	24,608
Balance, September 30, 2016	$14,448	$22,217	$36,665

Accumulated amortization	Computer equipment	Office equipment	Total
Balance, December 31, 2015	$7,218	$742	$7,960
Additions	1,580	-	1,580
Balance, September 30, 2016	$8,798	$742	$9,540

Net carrying amount	Computer equipment	Office equipment	Total
Balance, December 31, 2015	$4,097	$-	$4,097
Balance, September 30, 2016	$5,650	$21,475	$27,125

9.

INVESTMENT IN ASSOCIATE

On April 4, 2014, SA Minera Catalano Aragonesa (“SAMCA”), a Spanish company, subscribed for shares representing 60% of the shares of R2’s subsidiary, Montero, in consideration for EUR 1,100,000, which reduced R2’s interest in Montero to 40% and resulted in a loss of control of Montero by the Company. As a result, after April 4, 2014, the Company no longer consolidates the assets, liabilities and results of operations of Montero. The Company retains significant influence over its investment in Montero through its 40% shareholding.

The following table summarizes the change in investment in associate for the nine months ended September 30, 2016:

Balance, December 31, 2014	$883,977
Equity loss in associate	(91,034)
Balance, September 30, 2015	792,943
Equity loss in associate	(28,931)
Balance, December 31, 2015	764,012
Equity loss in associate	(60,473)
Balance, September 30, 2016	$703,539

Summary of financial information of Montero (on a 100% basis):

	September 30, 2016	December 31, 2015
ASSETS	$	$
Cash	1,332,400	1,548,584
Accounts receivable	55,969	23,955
Restricted cash	301,035	306,916
Fixed assets	2,027	2,066
Total assets	1,691,431	1,881,522

Accounts payable	22,450	27,289
Total liabilities	(22,450)	(27,289)

Renaissance Oil Corp.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

9.

INVESTMENT IN ASSOCIATE (continued)

	September 30, 2016	September 30, 2015
	$	$
Operating expenses	151,182	227,585
Loss and comprehensive loss	151,182	227,585

10.

TRADE AND OTHER PAYABLES

	Balance September 30, 2016	Balance December 31, 2015
Royalty payable	$809,450	$-
Trade payable	1,005,422	631,802
VAT payable	298,088	-
Accrued liabilities	26,680	251,528
Total trade and other payables	$2,139,640	$883,330

11.

LOAN PAYABLE

	Balance September 30, 2016	Balance December 31, 2015

Term loan facility	$27,613,580	$27,680,000
Deferred financing costs	66,420	(66,420)
Foreign exchange	(1,706,000)	-
Repayment of term loan facility	(25,974,000)	-
Total loan payable	$-	$27,613,580

As at September 30, 2016, the loan payable was fully repaid (December 31, 2015: $27,613,580) with respect to the Facility (Note 5).

12.

EQUITY

(a)

Authorized

Unlimited number of common shares with no par value

Unlimited number of preferred shares with no par value

(b)

Issued and fully paid common shares

As at September 30, 2016, there were 159,781,469 common shares issued and outstanding.

(c)

Share options

The Company has established a “rolling” share option plan (the “Plan”).  Under the Plan, the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares and the term of any option granted under the Plan may not exceed ten years.  The exercise price of each option shall not be less than the market price of the Company’s common shares at the date of grant.  Each option vesting period is determined on a grant by grant basis.

Renaissance Oil Corp.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

12.

EQUITY (continued)

(c)   Share options (continued)

A summary of changes in share options is presented below:

	Outstanding	Weighted average exercise price
Balance, December 31, 2014	3,901,000	$0.28
Granted	11,075,000	0.27
Balance, December 31, 2015	14,976,000	0.27
Granted	1,000,000	0.27
Balance, September 30, 2016	15,976,000	$0.27

During the nine months ended September 30, 2016, 1,000,000 share options were granted to a director of the Company with an exercise price of $0.27, exercisable until January 15, 2026. Using the Black-Scholes option pricing model, the grant date fair value was $106,090, or $.11 per option.

       The following assumptions were used for the Black-Scholes valuation of the share options granted during the nine months ended September 30, 2016:

	2016	2015

Risk-free interest rate	1.56%	-
Expected life	10 years	-
Annualized volatility	65.00%	-
Forfeiture rate	0.00%	-
Dividend rate	0.00%	-

During the nine months ended September 30, 2016, share-based compensation of $106,463 (September 30, 2015: $88,593) was recorded.

Share options outstanding as at September 30, 2016, are as follows:

Outstanding	Exercisable	Weighted average exercise price	Expiry date	Weighted average remaining contractual life (years)

200,000	200,000	$0.27	November 30, 2016	0.2
250,000	250,000	0.30	January 16, 2017	0.3
250,000	250,000	0.30	February 28, 2017	0.4
400,000	400,000	0.27	February 28, 2017	0.4
946,000	946,000	0.25	April 13, 2017	0.5
200,000	200,000	0.25	July 2, 2018	1.8
1,855,000	1,855,000	0.30	July 31, 2024	7.8
400,000	400,000	0.30	August 28, 2024	7.9
25,000	25,000	0.30	May 12, 2025	8.6
10,450,000	10,450,000	0.27	November 20, 2025	9.1
1,000,000	1,000,000	0.27	January 15, 2026	9.3
15,976,000	15,976,000	$0.27		7.8

Renaissance Oil Corp.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

12.

EQUITY (continued)

(d)

Warrants

 A summary of changes in share purchase warrants is presented below:

	Number of warrants	Weighted average exercise price
Balance, December 31, 2014	19,166,666	$0.50
Issued	106,890,000	0.20
Balance, December 31, 2015 and September 30, 2016	126,056,666	$0.25

 No warrants were issued during the nine months ended September 30, 2016 or 2015.

The following table summarizes information about the warrants outstanding and exercisable at September 30, 2016:

Warrants outstanding & exercisable	Weighted average exercise price	Expiry Date	Weighted average remaining contractual life (years)

19,166,666	$0.50	July 31, 2019	2.8
106,890,000	0.20	October 6, 2020	4.0
126,056,666	$0.25		3.8

13.

GENERAL AND ADMINISTRATIVE

	Three months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015

Advisory and consulting	$155,725	$170,707	$477,983	$498,592
Marketing and travel	45,028	31,348	406,440	189,375
Other	32,182	21,816	74,415	61,330
Professional fees	3,200	37,311	74,125	102,260
Regulatory and filing	5,894	4,623	39,035	10,896
General and administration	$242,029	$265,805	$1,071,997	$862,453

14.

RELATED PARTY TRANSACTIONS

The Company’s related parties include its key management personnel, directors and entities which are directly or indirectly, controlled by, or significantly influenced by key management personnel or directors.  During the normal course of operations, the Company enters into transactions with related parties for goods and services which are measured at the exchange amount, which is the amount of consideration established and agreed by the parties.

During the three and nine months ended September 30, 2016, the Company incurred management fees and rent of $72,792 and $212,280, respectively  ($209,836 and $72,792 for the three and nine months ended September 30, 2015), payable to the Chief Executive Officer of the Company and a company controlled by the Chief Executive Officer of the Company.  As at September 30, 2016, $nil (December 31, 2015: $12,109) was due to the Chief Executive Officer of the Company and a company controlled by the Chief Executive Officer of the Company, and is included in trade and other payables in the consolidated statement of financial position.

Renaissance Oil Corp.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

14.

RELATED PARTY TRANSACTIONS (continued)

During the three and nine months ended September 30, 2016, consulting fees of $30,000 and $90,000, respectively ($30,000 and $90,000 for the three and nine months ended September 30, 2015), were paid to a company of which a director of the Company is an officer.

The key management personnel of the Company are comprised of executives of the Company and members of its board of directors. Key management personnel compensation for the nine months ended September 30, 2016, including share-based compensation, was $421,369 (September 30, 2015: $184,186).

These transactions occurred in the normal course of business operations and are for management services and office rent provided to the Company which are measured at fair value.

15.

COMMITMENTS AND CONTINGENCIES

The Company entered into four surety bond agreements with a global financial company in aggregate of approximately US$8,000,000, as required by the CNH, towards the guarantee of performance of the minimum work programs. As at September 30, 2016, a surety bond premium of $255,108 (December 31, 2015: $nil) was recorded in prepaid expenses in the consolidated statement of financial position, $18,064 (September 30, 2015: $nil) of which was capitalized and included in exploration and evaluation assets in the consolidated statement of financial position, as it related directly to the licenced blocks (Note 7). Successfully securing the surety bonds, from a third party, allows the Company to meet the financial requirements to execute the license contracts without committing the Company's capital or the requirement of additional equity financing.

16.

FINANCIAL INSTRUMENTS

Financial Risk Management

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, trade and other payables and loan payable.

Fair Value Measurement

In determining the fair value of financial instruments, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs reflect market-driven or market-based information obtained from independent sources, while unobservable inputs reflect the Company’s estimate about market data. Based on the observability of significant inputs used, the Company classifies its fair value measurements in accordance with a three-level hierarchy. This hierarchy is based on the quality and reliability of the information used to determine fair value, as follows:

Level 1:

Valuations are based on quoted prices in active markets for identical assets or liabilities. Since the valuations are based on quoted prices that are readily available in an active market, they are not subject to significant measurement uncertainty.

Level 2:

Valuations are based on observable inputs other than quoted prices.

Level 3:

Valuations are based on at least one unobservable input that is supported by little or no market activity and is significant to the fair value measurement.

Renaissance Oil Corp.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

16.

FINANCIAL INSTRUMENTS (continued)

Fair Value Measurement (continued)

In assigning financial instruments to the appropriate levels, the Company performs detailed analysis. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. The level within which the fair value measurement is categorized is based on the lowest-level input that is significant to the fair value measurement in its entirety.

As none of the Company’s financial instruments are held at fair value, categorization into the fair value hierarchy has not been provided. Cash and cash equivalents, restricted cash, accounts receivable, trade and other payables and loan payable are held at amortized cost which approximates fair value due to the short-term nature of these instruments.

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

Credit risk arises from the potential for non-performance by counterparties of contractual financial obligations.  The Company’s exposure to credit risk includes cash and accounts receivable. The Company reduces its credit risk on cash and cash equivalents by maintaining its bank accounts at large international financial institutions. Accounts receivable consists mainly of amounts due from the Canadian and Mexican governments relating to input tax credits and receivables with customers and partners in the oil and natural gas industry and are subject to normal credit risks. The maximum exposure to credit risk is equal to the carrying value of the financial assets. No amounts are past due and no allowance for doubtful accounts have been recorded by the Company.

Liquidity Risk

Cash and cash equivalents is held in bank accounts and is available on demand. Accounts receivable consists mainly of amounts due from the Canadian and Mexican governments. At September 30, 2016, the Company has cash and cash equivalents and restricted cash of $3,008,160 to settle current liabilities of $2,139,640 and had working capital of $4,676,000.

Market Risk

The only significant market risk to which the Company is exposed is interest rate cash flow risk. The Company’s cash earns interest at variable rates. The fair value is unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to short-term rate fluctuations.

Commodity Price Risk

Oil and natural gas prices have been and are expected to remain volatile due to market uncertainties over the supply and demand of these commodities due to various factors including OPEC actions, the current state of world economies and ongoing credit and liquidity concerns. Depressed commodity prices have had and will continue to have a significant effect on the Company's revenue, funds flow from operations available for capital expenditures and repayment of indebtedness and other matters. Therefore, management regularly monitors natural resource commodity prices to determine the appropriate course of action to be taken by the Company.

Currency Risk

The Company’s reporting currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars. The Company funds certain operations, exploration and administrative expenses in Mexico on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. The Company maintains US dollar bank accounts in

Renaissance Oil Corp.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

16.

FINANCIAL INSTRUMENTS (continued)

Financial Instrument Risk Exposure (continued)

Canada, and US dollar and Mexican peso bank accounts in Mexico. The Company is subject to gains and losses from fluctuations in the US dollar and Mexican peso against the Canadian dollar.

17.

SEGMENT INFORMATION

The Company operates in 3 segments, being Canada, Spain and Mexico. Geographic segmentation is as follows:

September 30, 2016	Canada	Spain	Mexico	Total
Total assets
Cash and cash equivalents	2,537,689	-	350,710	2,888,399
Restricted cash	34,500	-	85,261	119,761
Accounts receivable	24,490	-	3,268,614	3,293,104
Prepaid expenses	-	-	514,376	514,376
Investment in associate	-	703,539	-	703,539
Equipment	-	-	27,125	27,125
Exploration and evaluation assets	-	-	1,370,016	1,370,016
Total Liabilities
Trade and other payables	(109,016)	-	(2,030,624)	(2,139,640)
	2,487,662	703,539	3,585,478	6,776,680

December 31, 2015	Canada	Spain	Mexico	Total
Total assets
Cash and cash equivalents	9,330,223	-	-	9,330,223
Restricted cash	28,130,053	-	-	28,130,053
Accounts receivable	407,288	-	-	407,288
Prepaid expenses	40,112	-	-	40,112
Investment in associate	-	764,012	-	764,012
Equipment	4,097	-	-	4,097
Total Liabilities
Trade and other payables	(883,330)	-	-	(883,330)
Loan payable	(27,613,580)	-	-	(27,613,580)
	9,414,863	764,012	-	10,178,875

Renaissance Oil Corp.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

17.

SEGMENT INFORMATION (continued)

	Canada	Spain	Mexico	Total
Nine months ended September 30, 2016
Revenue	-	-	(8,456,173)	(8,456,173)
Royalties	-	-	6,603,179	6,603,179
Operating		-	1,736,119	1,736,119
Resource property evaluation	-	-	1,450,132	1,450,132
General and administrative	1,048,356	-	23,641	1,071,997
Share-based compensation	106,463	-	-	106,463
Depreciation	1,580	-	-	1,580
Equity loss on investment in associate	60,473	-	-	60,473
Finance income	(39,113)	-	-	(39,113)
Foreign exchange gain (loss)	11,656	-	30,566	42,222
Finance expense	877,837	-	18,065	895,902
Net loss for the period	2,067,252	-	1,405,529	3,472,781
Capital asset expenditures	-	-	1,370,016	1,370,016

	Canada	Spain	Mexico	Total
Nine months ended September 30, 2015
Resource property evaluation	91,919	-	1,647,095	1,739,014
General and administrative	842,362	-	20,091	862,453
Share-based compensation	88,593	-	-	88,593
Depreciation	1,561	-	-	1,561
Equity loss on investment in associate	91,034	-	-	91,034
Finance income	(44,150)	-	-	(44,150)
Foreign exchange gain	12,722	-	21,982	34,704
Net loss for the period	1,084,041	-	1,689,168	2,773,209

18.

CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the acquisition, exploration and development of exploration and evaluation assets, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  In the management of capital, the Company includes the components of equity which, at September 30, 2016, totaled $6,776,680 (December 31, 2015: $10,178,875).

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt or acquire or dispose of assets. Refer to Note 1 for additional details of the Company’s ability to continue as a going concern.

19.

COMPARATIVE FIGURES

Certain comparative data have been reclassified to conform with the presentation of the current period. The Company has regrouped comparative balances for certain expenses on the consolidated statement of operations. There is no net impact on the financial position, net loss, cash flows or loss per share in 2015 as a result of these reclassifications.